377 Oak Street, Suite 402

Garden City, New York 11530

July 28, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Donald Fields

Re:	1847 Holdings LLC Registration Statement on Form S-1 File No. 333-259011 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Fields:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Craft Capital Management, LLC, as representative of the underwriters of the offering, hereby joins the request of 1847 Holdings LLC that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 5:00 p.m., Eastern Daylight Time, on Monday, August 1, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that approximately 30 copies of the preliminary prospectus dated July 12, 2022, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

Craft Capital Management, LLC

/s/ Stephen Kiront
Stephen Kiront
Chief Operating Officer